RMS

18007030

N

SEC Mail Processing Section
MAR 26 2018
Washington DC
415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-04297~~

8-42967

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INNOVA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3703 Woodsman Court
(No. and Street)

Suitland	Maryland	20746-1376
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric H. Pookrum, Esq. 301.967.7368
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Dollar Logsdon, CPA
(Name – *if individual, state last, first, middle name*)

3208 Jameston Drive	Flower Mound	Texas	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Eric H. Pookrum, Esq., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INNOVA Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRITTANY BROWN
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires July 14, 2020

Brittany Brown
Notary Public

Eric H Pookrum
Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INNOVA SECURITIES, INC.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2017

Table of Contents

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Innova Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Innova Securities, Inc. (the Company) as of December 31, 2017, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included, examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dollar Logsdon

Dollar Logsdon CPA

We have served as the Company's auditor since 2017

Flower Mound, Texas
January 30, 2018

CPA & Advisor

INNOVA Securities, Inc.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2017

	Dec 31, 2017
ASSETS	
Current Assets	
Checking/Savings	
ISI-IBW	1,409.44
ISI-SunTrust Bank	5,784.07
Total Checking/Savings	7,193.51
Total Current Assets	7,193.51
TOTAL ASSETS	7,193.51
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Other A/P and Accrued Expenses	1,000.00
Total Other Current Liabilities	1,000.00
Total Current Liabilities	1,000.00
Total Liabilities	1,000.00
Equity	
Additional PIC	402,422.33
Common Stock	200.00
Preferred Stock	22.00
Retained Earnings	-396,393.28
Net Income	-57.54
Total Equity	6,193.51
TOTAL LIABILITIES & EQUITY	**7,193.51**

The accompanying notes are an integral part of these financial statements.

INNOVA Securities, Inc.

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Unearned Income	.01
Total Income	.01
Cost of Goods Sold	
Clearing Charges	
UBS	0.00
Total Clearing Charges	0.00
Total COGS	0.00
Gross Profit	.01
Expense	
Taxes	
Internal Revenue	.00
Maryland	
Personal Property Tax	.00
Maryland - Other	.00
Total Maryland	
Total Taxes	.00
Insurance	.00
Telephone	.00
Postage and Delivery	.00
Office Supplies	4.50
Bank Service Charges	19.50
Travel & Entertainment	
Meals	33.55
Total Travel & Entertainment	
Professional Fees	
Audit	.00
FINRA	.00
CE Education	.00
SIPC	.00
Other State Regulatory	.00
Total Professional Fees	.00
Total Expense	57.54
Net Ordinary Income	-57.54
Net Income	-57.54

The accompanying notes are an integral part of these financial statements.

INNOVA Securities, Inc.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-57.54
Adjustments to reconcile Net Income to net cash provided by operations:	
Net cash provided by Operating Activities	-57.54
Net cash increase/decrease for period	-57.54
Cash at beginning of period	7,251.05
Cash at end of period	**7,193.51**

The accompanying notes are an integral part of these financial statements.

INNOVA Securities, Inc.
<u>Financial Statements</u>
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2017

	Preferred Stock $1 Par Value		Common Stock $ Par Value		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Beginning 2013 Balance	22	22	200	200	402,422	(393,950)	8,694
2013 Net Income/(Loss)	-	-	-	-		(208)	-208
Beginning 2014 Balance	22	22	200	200	402,422	(394,158)	8,486
2014 Net Income/(Loss)	-	-	-	-		537	537
Beginning 2015 Balance	22	22	200	200	402,422	(393,621)	9,023
2015 Net Income/(Loss)	-	-	-	-		(2,533)	-2,533
Beginning 2016 Balance	22	22	200	200	402,422	(396,154)	6,490
2016 Net Income/(Loss)						(239)	-239
Beginning 2017 Balance	22	22	200	200	402,422	(396,393)	6,251
2017 Net Income						(58)	-58
Beginning 2018 Balance	22	22	200	200	402,422	(396,450)	6,194

The accompanying notes are an integral part of these financial statements.

INNOVA Securities, Inc.
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended December 31, 2017

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2017	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2017	$ -

The accompanying notes are an integral part of these financial statements.

INNOVA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
AT DECEMBER 31, 2017

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NOTE 1 – ORGANIZATION - The Company is a registered broker/dealer of securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA).
Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment - Depreciation is computed using primarily the straight-line method calculated to amortize the cost of the assets over their estimated useful lives. At December 31, 2017, all of the fixed assets ($15,060) were fully depreciated.

Revenue Recognition - Commission revenues are recognized on a trade date basis.

Income Taxes - Federal and state income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109. The provision for deferred federal and state income tax expense or benefit represents the net change during the year in the Company's deferred federal and state income tax assets or liabilities.

Deferred federal and state income tax assets (based on current tax laws) represent the amount of federal and state taxes recoverable in future years resulting from future net tax deductions arising from temporary differences in the reporting of certain types of income and expense items for financial statement and for income tax purposes.

Deferred federal and state income tax liabilities represent the amount of taxes payable in future years (based on current tax laws) resulting from future net taxable amounts arising from temporary differences in the reporting of certain types of income and expense items for financial statement and for income tax purposes.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes that requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

Concentrations of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company's accounts receivable are primarily due from securities broker/dealers.

Subsequent Events - Management has evaluated subsequent events through January 24, 2018, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $6,194, which was $1,194 over of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .16 to 1.

NOTE 3 - OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers and clears all its customers' transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt for the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

NOTE 4 - STOCKHOLDERS' EQUITY

Preferred Stock - The Company has 500 shares of $1 par restricted non-voting preferred stock authorized. There are 22.22 shares issued and outstanding.

Common Stock - The Company has 8,000 shares of $1 par common stock authorized with 200 shares issued and outstanding.

NOTE 5 - PROFIT-SHARING- RETIREMENT PLAN

The Company has in effect a contributory, incentive profit-sharing retirement plan for all eligible employees. Company contributions to the plan are at the discretion of the Board of Directors, but may not exceed the maximum allowable deduction permitted under the Internal Revenue Code at the time of the contribution. The Company did not make a contribution to the plan for the year ended December 31, 2017.

While the Company expects to continue the plan indefinitely, it has reserved the right to modify, amend or terminate the plan. In the event of termination, the entire amount contributed under the plan must be applied to the payment of benefits to the participants or their beneficiaries.

INNOVA Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of the Year-Ended December 31, 2017

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION — SCHEDULE I

Stockholder's Equity at December 31, 2017	$	7,194
Deductions and/or Charges		
Non-Allowable Assets	$	1,000
Net Capital	$	6,194

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS — SCHEDULE II

Minimum Net Capital Requirement	$	67
Minimum Net Capital Requirement of the Company	$	5,000
Net Capital Requirement (great of 1 or 2 above)	$	5,000
Excess Net Capital	$	1,194
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$	194
Ratio of Aggregate Indebtedness to Net Capital		.16 to 1

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities from Statement of Financial Condition	$	1,000

RECONCILIATION WITH COMPANY'S COMPUTATION — SCHEDULE III

There were no differences in the computation of net capital between this report and the corresponding computations prepared by the Company for inclusion in its unaudited Part II Focus Report as of December 31, 2017.

INNOVA Securities, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of the Year-Ended December 31, 2017

Statement Related to Uniform Net Capital Rule

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to the net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2017, the Company had net capital of $6,194, which was $1,194 in excess of its required net capital of $5,000. The Company's net ratio was .16 to 1. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount of 6-2/3% of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures following in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); all customer transactions were cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report of the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report that includes procedures related to the broker-dealer's SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

INNOVA℠

INNOVA Securities, Inc.
3703 Woodsman Court
Suitland, MD 20746-1376
TEL (301) 967-7368

Eric H. Pookrum, Esq.
Chief Executive Officer

January 30, 2018

Dollar Logsdon. CPA
3208 Jameston Drive
Flower Mound, TX 75028

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2017

Dear Mr. Logsdon:

Please be advised that INNOVA Securities, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2017 through December 31, 2017. INNOVA Securities, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (exchange-traded directed commissions). INNOVA Securities, Inc.'s past business has been of similar nature and has complied with this exemption since its inception.

Eric H. Pookrum, Esq., the CEO of INNOVA Securities, Inc. has made available to Dollar Logsdon all records and information including all communications from regulatory agencies received through the date of this review December 31, 2017.

Eric H. Pookrum, Esq. has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected INNOVA Securities, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at 301.967.7368.

Very truly yours,

Eric H. Pookrum, Esq.
CEO, INNOVA Securities, Inc.

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

January 30, 2018

EXEMPTION REVIEW REPORT

Board of Directors
INNOVA Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) INNOVA Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which INNOVA Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii), (the "exemption provisions") and (2) INNOVA Securities, Inc. stated that INNOVA Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. INNOVA Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about INNOVA Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dollar Logsdon

Dollar Logsdon CPA
Flower Mound, Texas
January 30, 2018

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Innova Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Innova Securities, Inc. (the Company) as of December 31, 2017, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included, examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dollar Logsdon

Dollar Logsdon CPA

We have served as the Company's auditor since 2017

Flower Mound, Texas
January 30, 2018

CPA & Advisor